U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-HO4N	Richard J. Ertel General Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7987
Fax: (612) 303-4767

July 10, 2013

VIA EDGAR

Mr. Larry Greene

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Mount Vernon Securities Lending Trust (File No. 811-21824)

Response to Staff Comments Related to Amendment No. 10 to Registration Statement on Form N-1A Filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2013

Dear Mr. Greene:

The purpose of this letter is to respond to the comments of the Division of Investment Management (the “Staff”) that we received in our telephone conversation with you on June 3, 2013 regarding the Registration Statement for Mount Vernon Securities Lending Trust (the “Trust”).

Following is our response to the Staff’s comments, which appear in bold-face type below.

Comments

1.	For each future filing, we ask that you include a cover letter explaining the purpose of the filing and identifying a point of contact.

We will include a cover letter providing the requested information along with any subsequent amendment to the Registration Statement.

2.	Under Item 9, in the sixth bullet of the bulleted list in the second paragraph under “Objective and Principal Strategies,” it reads, “debt obligations of foreign governments and foreign government subdivisions and their agencies and instrumentalities and supranational organizations.” Does Mount Vernon Prime Portfolio (the “Portfolio”) acquire emerging market government debt obligations? If yes, please include a statement to that effect in Item 9.

The Portfolio does not currently acquire emerging market government debt obligations. While the Portfolio is not necessarily prohibited from acquiring such securities, generally, such securities (or their issuers) would not meet the credit standards under Rule 2a-7 of the Investment Company Act of 1940 (the “1940 Act”), nor would they likely satisfy the credit standards of the Portfolio’s investment advisor, U.S. Bancorp Asset Management, Inc. (“USBAM”).

3.	Under Item 10, under “Portfolio Management,” it reads, “The Portfolio is managed by a team of persons associated with USBAM.” Please clarify what is meant by the phrase “associated with USBAM.”

In the next amendment to the Registration Statement, we will clarify that each member of the team of persons that manage the Portfolio is an employee of USBAM.

We also note that, since the Portfolio operates as a money market fund, we retain the option of removing the referenced language under Item 10 altogether, per Instruction 1 of Item 5(b) to Form N-1A.

4.	Under Item 11, in the italicized paragraph under “Pricing, Purchase and Redemption of Portfolio Shares,” please state whether an Anti-Money Laundering (AML) officer has been appointed by the Fund.

The italicized paragraph that is referred to is responsive to section 326 of the USA PATRIOT Act (the “Patriot Act”). This section of the Patriot Act requires that a mutual fund implement a customer identification program and that such program, among other things, include procedures for providing mutual fund customers with adequate notice that the fund is requesting information to verify their identities. The notice is considered to be adequate under the Patriot Act if the mutual fund provides such notice “in a manner reasonably designed to ensure that a customer is able to view the notice, or is otherwise given notice, before opening an account.” The Patriot Act further provides sample language and suggests that inclusion of the language in the mutual fund’s prospectus may satisfy the notice requirement. In addition to the notice provided in the Registration Statement, the Trust provides notice to shareholders in the offering memorandum provided to shareholders at the inception of the account. Given that the notice requirement is currently satisfied through the provision of the offering memorandum, we will be considering removing the language in the italicized paragraph from the Registration Statement.

Regarding the Staff’s specific comment related to identification of the Trust’s AML officer, the notice is not required to include a reference to the appointment of an AML officer. However, we have identified the Trust’s AML officer and included their biographical information in response to Item 17.

5.	Under Item 14, in the first full paragraph of the cover page to Part B, it states that the Statement of Additional Information “may be obtained by telephoning or writing the Trust at the number or address shown above.” However, on the facing page of the Trust’s registration statement it reads, “This Registration Statement has been prepared as a single document consisting of Parts, A, B and C, none of which is to be used or distributed as a standalone document.” Please clarify which statement is correct and adjust the language accordingly.

In the next amendment to the Registration Statement, we will modify the referenced language under Item 14 to match the language on the facing page of Form N-1A. Accordingly, the modified language under Item 14 will read as follows:

This Statement of Additional Information (the “SAI”) supplements the information contained in Part A of the Trust’s Registration Statement dated [________, 20__], concerning the Mount Vernon Securities Lending Trust (the “Trust”) and the Mount Vernon Securities Lending Prime Portfolio (the “Portfolio”). This SAI is not a prospectus and should be read in conjunction with Part A of the Trust’s Registration Statement. The Registration Statement has been prepared as a single document consisting of Parts A, B and C, none of which is to be used or distributed as a stand alone document.

6.	Under Item 22, in the first paragraph, it states the following:

The shares of each portfolio series may have such rights and preferences as the Trustees may establish from time to time, including the right of redemption (including the price, manner and terms of redemption), special and relative rights as to dividends and distributions, liquidation rights, sinking or purchase fund provisions, conversion rights and conditions under which any portfolio series may have separate voting rights or no voting rights.

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Because the Trust is an open-end fund, this statement could raise issues since many of the rights listed are statutory rights (e.g., voting rights under Section 18 of the 1940 Act). Please explain.

The Trust has no intention of limiting shareholders’ statutorily-based rights. The language is primarily intended to point out that, were an additional series added to the Trust, the shareholders of that new series may not necessarily have the same rights and preferences as shareholders of the existing series. To avoid any further confusion and to establish more consistency with the terms of the Trust’s Agreement and Declaration of Trust, in the next amendment to the Registration Statement, we will be replacing the referenced language with the following:

Subject to compliance with the requirements of the 1940 Act, the Trustees have the power to determine the designations, preferences, privileges, limitations and rights, including voting and dividend rights, of each portfolio series.

7.	Under Item 23, in the first paragraph under “Valuation of Portfolio Shares,” it reads:

. . . . The net asset value may be calculated early on any business day when the bond markets close early, as recommended by the Securities Industry Financial Markets Association (typically on the business day preceding a Federal holiday).

Please review the language regarding an early close as recommended by the Securities Industry Financial Markets Association in the context of Section 22(e) of the 1940 Act and rules thereunder and consider whether this language should be changed.

In the next amendment to the Registration Statement, we will be removing the reference to “as recommended by the Securities Industry Financial Markets Association.”

In connection with the review of the above-referenced filing by the Staff, the Trust hereby acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary to the Trust

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